Exhibit 21.1

Subsidiaries of the Registrant

Name	Place of Organization
Mobileye Vision Technologies Ltd.	Israel
Mobileye Japan Ltd.	Japan
Mobileye Inc.	Delaware
Mobileye Germany GmbH	Germany
Mobileye (Shanghai) Automotive Service Co. Ltd.	People’s Republic of China
Mobileye Technologies Limited	Cyprus

All subsidiaries are wholly owned by the Registrant